Issuer Free Writing Prospectus dated May 21, 2020

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated May 21, 2020

Registration Statement No. 333-236568

This free writing prospectus relates only to the initial public offering of shares of common stock of Inari Medical, Inc. (“Inari Medical”) and should be read together with the preliminary prospectus dated May 21, 2020 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on Form S-1 (File No. 333-236568) relating to the offering of such securities. Amendment No. 3 may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1531048/000119312520147862/d843365ds1a.htm. Amendment No. 3 was filed to update and supplement certain disclosures that had been provided in the preliminary prospectus dated May 18, 2020 (the “Initial Preliminary Prospectus”).

This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the Preliminary Prospectus. Please refer to the Preliminary Prospectus for a complete description of all updates and supplements to the Initial Preliminary Prospectus.

Expected initial public offering price per share: Between $17.00 and $18.00 per share

Use of proceeds:	We estimate that the net proceeds to us from this offering will be approximately $116.2 million (or approximately $134.1 million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Pro forma as adjusted capitalization:	Based on the assumed initial public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, as of March 31, 2020, on a pro forma as adjusted basis, cash, cash equivalents and short-term investments would have been approximately $148.6 million, additional paid-in capital would have been approximately $174.5 million, total stockholders’ equity would have been approximately $137.5 million and total capitalization would have been approximately $137.5 million.

Dilution:	Based on the assumed initial public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, as of March 31, 2020, our pro forma as adjusted net tangible book value would have been approximately $137.5 million, or $2.98 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $2.43 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $14.52 per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price.

Inari Medical has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) in connection with the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and the other documents Inari Medical has filed with the SEC for more complete information about Inari Medical and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Inari Medical, any underwriter or any dealer participating in the offering will arrange to send you a copy of the Preliminary Prospectus if you request it by calling BofA Securities at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com or by calling Morgan Stanley at 1-866-718-1649 or emailing prospectus@morganstanley.com.